United States securities and exchange commission logo





                             June 16, 2021

       Jordan Vogel
       Co-Chief Executive Officer
       Property Solutions Acquisition Corp.
       654 Madison Avenue, Suite 1009
       New York, New York 10065

                                                        Re: Property Solutions
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 1, 2021
                                                            File No. 333-255027

       Dear Mr. Vogel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4

       Selected Historical Financial Information of PSAC, page 23

   1. Please revise the table to show the weighted average shares outstanding for the period from February 11, 2020
(inception) through March 31, 2020, which appears to be
                                                        5,200,000 shares.
       Summary Unaudited Pro Forma Condensed Combined Financial Information, page 24

   2.                                                   In the balance sheet
data as of March 31, 2021, it appears total stockholders    deficit
                                                        should be $937,077.
Also, please appropriately re-label this line item since the amounts represent total
stockholders' equity.
 Jordan Vogel
FirstName  LastNameJordan   Vogel
Property Solutions Acquisition Corp.
Comapany
June       NameProperty Solutions Acquisition Corp.
     16, 2021
June 16,
Page 2 2021 Page 2
FirstName LastName
Comparative Per Share Data, page 27

3. Please revise the first paragraph in the headnote to clarify pro forma book value per share information is presented as if the merger had been completed on March 31, 2021 and remove book value per share disclosures as of December 31, 2020. In addition, in regard to the FF (historical) column, as of and for the period ended March 31, 2021, we have the following comments:
             Please demonstrate to us how you determined book value per share - class A and B was ($10.98).
             Please reconcile or revise the weighted average shares outstanding Class A and
              Class B, based on the number of shares presented on the unaudited consolidated statement of operations for the three months ended March 31, 2021 on page F-3.
Unaudited Pro Forma Condensed Combined Financial Information, page 112

4. We appreciate your response to prior comment six. In regard to Note 3, please further address the following:
             Revise (F) to clarify whether the adjustment to notes payable is $158.1 million (per the pro forma balance sheet) or $155.8 million (per note 3(F)).
             In regard to (BB), your response indicates the remaining interest expense for the year ended December 31, 2020, relates to capital lease interest and interest related to accounts payable invoices. We assume the remaining interest expense for the period ended March 31, 2021 also relates to debt issued during the interim period that will remain outstanding. Expand (BB) to clarify what the remaining interest expense for the year ended December 31, 2020 and the period ended March 31, 2021 relate to.
FF's Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Combination and Public Company Costs, page 184

5. We note your response to prior comment eight; however, there still remains an inconsistency between the disclosures related to transaction costs in the third paragraph with the disclosures in note 3(I) on page 121, specifically related to the portion of the
         $87.8 million in transaction costs that will be expensed as part of the business combination and will be recorded to additional paid-in-capital as equity issuance costs.
Fair Value of Ordinary Shares, page 202

6.       You discuss the use of a third-party valuation expert to determine the
fair value of FF   s
         common stock. We also note on page 113 that the fair value of the Earnout Shares was based on a valuation from a third-party valuation specialist. Given your references to your reliance on third-party experts, please tell us your consideration to naming the experts and providing their consent.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related
 Jordan Vogel
Property Solutions Acquisition Corp.
June 16, 2021
Page 3

matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                         Sincerely,
FirstName LastNameJordan Vogel
                                                         Division of
Corporation Finance
Comapany NameProperty Solutions Acquisition Corp.
                                                         Office of
Manufacturing
June 16, 2021 Page 3
cc:       David S. Allinson
FirstName LastName